AB 3/7

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

SECURITIES . 08028623 N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67210

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canyon Creek Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3723 Fairview Industrial Dr. SE
(No. and Street)

Salem (City) Oregon (State) 97302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis J. Curtis 503-486-8640
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name)*

888 SW Fifth Avenue, Suite 800 (Address) Portland (City) Oregon (State) 97204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MY 3/20

OATH OR AFFIRMATION

I, Francis J. Curtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canyon Creek Financial, LLC, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DIANE BEYER
NOTARY PUBLIC - OREGON
COMMISSION NO. 396234
MY COMMISSION EXPIRES SEPT. 4, 2009

Signature

Chief Financial Officer
Title

Diane Beyer
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Member
Canyon Creek Financial, LLC
Salem, Oregon

We have audited the accompanying statement of financial condition of Canyon Creek Financial, LLC as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canyon Creek Financial, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company P.C.

February 28, 2008

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

An independent member of DFK International

CANYON CREEK FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

ASSETS

December 31, 2007	
Cash and cash equivalents	$ 348,632
Placement fees receivable	1,951,994
Prepaid expenses	2,000
Equipment and furniture, net of $2,190 accumulated depreciation	2,618
Total assets	$ 2,305,244

LIABILITIES AND MEMBER'S EQUITY

Commissions payable	$ 392,098
Accounts payable and accrued expenses	107,806
Total liabilities	499,904
Member's equity	1,805,340
Total liabilities and member's equity	$ 2,305,244

See notes to financial statements

CANYON CREEK FINANCIAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2007	
Placement fees	$ 11,826,243
Expenses	
Commissions	7,329,331
Salaries	880,595
Closing costs	119,759
Contributions	5,700
Dues and subscriptions	10,960
Depreciation	1,549
Employee health insurance	36,421
Insurance	86,207
Licenses and fees	42,425
Marketing and promotion	55,244
Meals and entertainment	6,093
Miscellaneous	1,971
Office expenses	22,350
Outside service expense	7,181
Payroll expense	68,616
Postage	41,668
Professional services	233,247
Rent	50,568
Telephone	4,460
Training and seminars	74,638
Travel and entertainment	53,523
	9,132,506
Income from operations	2,693,737
Other income	
Miscellaneous income	38,455
Interest income	5,574
	44,029
Net income	$ 2,737,766

CANYON CREEK FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Member's equity
Balance, January 1, 2007	$ 952,574
Net income	2,737,766
Member distributions	(1,885,000)
Balance, December 31, 2007	$ 1,805,340

CANYON CREEK FINANCIAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007	
Cash flows from operating activities	
Net income	$ 2,737,766
Adjustment to reconcile net income to cash and cash equivalents provided by operating activities	
Depreciation	1,549
Change in operating assets and liabilities	
Placement fees receivable	(918,374)
Prepaid expenses	4,159
Commissions payable	(271,629)
Accounts payable and accrued expenses	(159,153)
Due to related parties	(16,199)
Net cash and cash equivalents provided by operating activities	1,378,119
Cash flows from investing activities	
Equipment and furniture additions	(1,603)
Cash flows from financing activities	
Member distributions	(1,885,000)
Net decrease in cash and cash equivalents	(508,484)
Cash and cash equivalents at beginning of year	857,116
Cash and cash equivalents at end of year	$ 348,632

YEAR ENDED DECEMBER 31, 2007

1. Line of business and summary of significant accounting policies

Line of business
Canyon Creek Financial, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industries Regulatory Authority ("FINRA"). The Company was formed in 2005, is located in Salem, Oregon and is engaged principally in the offer and sale of private placement real estate securities to individuals in the United States.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Placement fee revenues are fees earned for the private placement of tenant in common offerings and membership interests in limited liability companies and are recorded upon the closing of a transaction.

Cash and cash equivalents
All highly liquid investments with overnight maturities at the date of purchase are carried at fair value and considered to be cash equivalents.

Placement fees receivable
Placement fees receivable are from companies in which the sole member of the Company is also a member and are due at the closing of a transaction. Receivables not paid at closing are considered delinquent and are written off based on management's evaluation and specific circumstances. Many of these related parties are experiencing cash flow difficulties due to low occupancy or other operating issues. The timing of the collection of these receivables is dependent on operating cash flows by the related parties or refinancing of their existing debt. At December 31, 2007, management estimates the repayment of approximately $1,446,000 of placement fees receivable will extend greater than one year. The Company expects future cash flows of these related parties to adequately fund their ability to repay the receivables. If cash flows of the related party are not adequate, the Company's sole member intends to provide additional capital to the related parties to fund the repayment of the receivables. The Company has not incurred any material credit related losses on placement fees receivable and management has determined no allowance for uncollectible accounts is considered necessary at December 31, 2007.

Equipment and furniture
Office equipment is stated at cost and is depreciated over the estimated useful life of 5 years using the straight-line method.

Concentration of credit risk
The Company has cash in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

1. Line of business and summary of significant accounting policies (continued)

Income taxes
No provision has been made for federal and state income taxes, since such taxes are the liability of the Company's sole member.

2. Net capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $172,977, which was $139,650 in excess of its required net capital. The Company's net capital ratio was 2.89 to 1.

3. Related party transactions

During 2007, 100% of placement fees were earned from companies in which the sole member of the Company was also a member.

The Company's sole member is also a majority member of Sunwest Management Inc. "SMI" and Canyon Creek Development "CCD". Under a facilities sharing agreement, SMI and CCD provide the Company with administrative services, computer equipment and software, facilities, equipment and supplies. In consideration of the services and resources, the Company pays SMI and CCD a monthly payment based upon mutually agreed pro rata amounts as described in the facilities sharing agreement. For the year ended December 31, 2007, SMI and CCD charged the Company $80,550 and $41,733, respectively under the agreement.

In the ordinary course of business, the Company, SMI and CCD, may purchase as a group or advance funds for the purchase of goods or services with each entity paying its proportionate share. During the year ended December 31, 2007, the Company had related expenses of $165,457 and $50,237 to SMI and CCD, respectively. Related amounts owing at year end of $7,649 to SMI are included in accrued expenses.

If the Company communicates an inaccurate closing date, the participants in the offering receive a payment based on the time of the delay in closing and the rate of the return as stated in the offering materials. Closing costs are amounts paid to reimburse related parties for these payments to the offering participants.

ACCOMPANYING INFORMATION

Canyon Creek Financial, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007	
Net capital	
Total member's equity qualified for net capital	$ 1,805,340
Less nonallowable assets	
Placement fees receivable	1,627,745
Prepaid expenses	2,000
Equipment and furniture	2,618
	1,632,363
Net capital	$ 172,977
Aggregate indebtedness	$ 499,904
Computation of basic net capital requirements	
Minimum net capital required	$ 33,327
Excess net capital	$ 139,650
Excess of net capital at 1,000%	$ 122,987
Ratio of aggregate indebtedness to net capital	2.89 to 1

Reconciliation with Company's computation

There was no material difference between these computations and the computations included in the Part IIA of the Company's Form X-17a-5 unaudited report as of December 31, 2007.

YEAR ENDED DECEMBER 31, 2007

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Member
Canyon Creek Financial, LLC
Salem, Oregon

In planning and performing our audit of the financial statements and supplemental schedules of Canyon Creek Financial, LLC for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons;

Recordation of differences required by Rule 17a-13;

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007, to meet the SEC's objectives.

This report is intended for the use of the member, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company P.C.

February 28, 2008

END